Exhibit 99.25

VERSES AI INC.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

for the

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 17, 2023

Dated as of June 14, 2023

VERSES AI INC.

205-810 Quayside Drive
New Westminster, BC V3M 6B9

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 17, 2023

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of Class A Subordinate Voting Shares (“Subordinate Voting Shares”) of Verses AI Inc. (the “Company”) will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, on July 17, 2023 at 11:00 a.m. (Pacific Time) for the following purposes:

1.	to consider, and if deemed advisable, to pass a special resolution, on a majority of the minority basis, to ratify the change of name of the common shares of the Company to Class A Subordinate Voting Shares, the creation of the Class B Proportionate Voting Shares of the Company and the addition of special rights and restrictions to the Class A Subordinate Voting Shares and the Class B Proportionate Voting Shares (the “Share Alteration”), which Share Alteration was previously approved by the shareholders of the Company on July 19, 2021 and made effective on July 20, 2021, and to ratify subsequent restricted share private placement transactions conducted by the Company, all as more particularly described in the accompanying management information circular (the “Information Circular”); and

2.	to transact such further or other business as may properly come before the Meeting and any adjournment(s) thereof.

Shareholders are encouraged to vote on the first matter shown above BEFORE the Meeting by proxy to ensure that their votes are properly counted. Those Shareholders who are unable to attend the Meeting are requested to read the notes to the enclosed form of proxy and then to, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

To be effective, the proxy must be duly completed and signed and then deposited by mail to Endeavor Trust Corporation at 702 – 777 Hornby Street, Vancouver, BC V6Z 1S4 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting, or any adjournment or postponement thereof. An instrument of proxy may also be voted using facsimile at 604-559-8908 or using e-mail by delivering their proxy to proxy@endeavortrust.com.

The record date for determination of the Shareholders entitled to receive Notice of and to vote at the Meeting is June 14, 2023 (the “Record Date”). Only holders of record of Subordinate Voting Shares at the close of business on the Record Date will be entitled to vote in respect of the matters to be voted on at the Meeting or any adjournment or postponement thereof.

ii

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia this 14th day of June, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Gabriel René”
Gabriel René
Chief Executive Officer and Director

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	i
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	1
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	4
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	4
PARTICULARS OF MATTER TO BE ACTED UPON AT MEETING	5
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	13
AUDITOR	13
MANAGEMENT CONTRACTS	13
OTHER MATTERS TO BE ACTED UPON	13
ADDITIONAL INFORMATION	13
BOARD APPROVAL	13

VERSES AI INC.

205-810 Quayside Drive
New Westminster, BC V3M 6B9

INFORMATION CIRCULAR

OF THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 17, 2023

(As at June 14, 2023, except as indicated)

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of VERSES AI Inc. (the “Company” or “VERSES”) for use at the special meeting (the “Meeting”) of the holders (the “Shareholders”) of Class A Subordinate Voting Shares (“Subordinate Voting Shares”) of the Company to be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia at 11:00 a.m. (Pacific Time) on July 17, 2023, and at any adjournment thereof, for the purposes set forth in the Notice of special meeting (the “Notice”).

The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is June 14, 2023 (the “Record Date”). Only holders of record of Subordinate Voting Shares at the close of business on the Record Date will be entitled to vote in respect of the matters to be voted on at the Meeting or any adjournment or postponement thereof.

The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are expressed in Canadian Dollars unless otherwise stated.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are legal counsel to the Company (the “Management Approved Proxyholders”).

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A Shareholder has the right to appoint a person other than a Management Approved Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Approved Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

If a Shareholder specifies a choice with respect to any matter to be acted upon, the Subordinate Voting Shares represented by proxy will be voted or withheld from voting by the proxyholder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such Subordinate Voting Shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular. If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder other than the nominees of management named in the instrument of proxy to exercise its discretionary authority, a Shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

Completion and Return of Proxy

To be effective, the proxy must be duly completed and signed and then deposited by mail to Endeavor Trust Corporation at 702 – 777 Hornby Street, Vancouver, BC V6Z 1S4 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting, or any adjournment or postponement thereof. An instrument of proxy may also be voted using facsimile at 604-559-8908 or using e-mail by delivering their proxy to proxy@endeavortrust.com.

An instrument of proxy must be signed by the Shareholder or its attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

Non-Registered Holders

Only registered Shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders of Subordinate Voting Shares of the Company whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the Subordinate Voting Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Subordinate Voting Shares. The Company’s Subordinate Voting Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their Subordinate Voting Shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

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In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to send copies of the proxy-related materials, including a voting instruction form (“VIF”) directly to the NOBOs in connection with the Meeting. With respect to OBOs, in accordance with applicable securities law requirements, the Company has distributed copies of the Meeting materials to the clearing agencies and Intermediaries for distribution to OBOs. The Company will not pay for Intermediaries to deliver the Meeting materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs may not receive the Meeting materials.

Intermediaries are required to forward the Meeting materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting materials will either:

(a)	be given a VIF which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Subordinate Voting Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Endeavor Trust Corporation, 702 – 777 Hornby Street, Vancouver, BC V6Z 1S4.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Subordinate Voting Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert their own name or such other person’s name in the blank space provided. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or VIF is to be delivered.

Notice-and-Access

The Company is not sending the Meeting materials to Shareholders using “notice-and-access” as defined under NI 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a Shareholder, their attorney authorized in writing or, if the Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy.

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INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the interests of Gabriel René, Chief Executive Officer and Director of the Company and Dan Mapes, President and Director of the Company, who each own 5,000,000 Class B Proportionate Voting Shares, in the approval of the amendments to the Company’s share capital.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

[NTD: company in future filings revise the information circular to include the disclosure required under Item 15 Restricted Securities of Form 51-102F5.]

As at the date of this Circular, 65,235,078 Subordinate Voting Shares were issued and outstanding, with each such Subordinate Voting Share carrying the right to one vote on a ballot at the Meeting. For a description of the rights and restrictions associated with the Subordinate Voting Shares, see “Ratification of Change of Name in Common Shares to Class A Subordinate Voting Shares and Creation of Class B Proportionate Voting Shares and Subsequent Private Placement Transactions - Summary of the Subordinate Voting Shares and Proportionate Voting Shares”.

The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is June 14, 2023. Shareholders of record at the close of business on June 14, 2023 are entitled to vote at the Meeting or adjournments thereof.

To the knowledge of the directors and executive officers of the Company, as at the date of this Circular, (i) no affiliate of the Company beneficially owned, or controlled or directed, directly or indirectly, any voting securities of the Company; and (ii) no person or corporation beneficially owned, or controlled or directed, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company, except the following:

Name	Number and Type of Securities	Percentage of Outstanding Shares (2)
Gabriel René	5,000,000 Proportionate Voting Shares(1)	24.48%
	25,001 Subordinate Voting Shares
Dan Mapes	5,000,000 Proportionate Voting Shares(1)	24.48%
	25,001 Subordinate Voting Shares

Notes:

(1)	The Company is also authorized to issue an unlimited number of Class B Proportionate Voting Shares (“Proportionate Voting Shares”) without par value. Each Proportionate Voting Share carries the right to 6.25 votes. As of the date of this Circular, there were 10,000,000 Proportionate Voting Shares issued and outstanding. The Proportionate Voting Shares may be converted at the option of the holder, subject to certain restrictions, into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares being converted by 6.25. For a description of the rights and restrictions associated with the Proportionate Voting Shares, see “Ratification of Change of Name in Common Shares to Class A Subordinate Voting Shares and Creation of Class B Proportionate Voting Shares and Subsequent Private Placement Transactions - Summary of the Subordinate Voting Shares and Proportionate Voting Shares”.

(2)	Calculated based on 65,235,078 Subordinate Voting Shares issued and outstanding and 10,000,000 Proportionate Voting Shares, on an as-converted basis, which shares would carry the right to an aggregate of 62,500,000 votes.

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PARTICULARS OF MATTER TO BE ACTED UPON AT MEETING

Ratification of Change of Name in Common Shares to Class A Subordinate Voting Shares and Creation of Class B Proportionate Voting Shares and Subsequent Private Placement Transactions

Background

The Company is authorized to issue an unlimited number of Subordinate Voting Shares without par value, of which the Company had 65,235,078 Subordinate Voting Shares issued and outstanding as of the date of this Circular. Each Subordinate Voting Share carries the right to one vote. 50.38% of the aggregate voting rights of the Company are attached to the Subordinate Voting Shares. The Company is also authorized to issue an unlimited number of Proportionate Voting Shares, of which the Company had 10,000,000 Proportionate Voting Shares issued and outstanding as of the date of this Circular. The description of the Subordinate Voting Shares and Proportionate Voting Shares is set out under “Summary of the Subordinate Voting Shares and Proportionate Voting Shares” below.

On July 19, 2021 and prior to the Company becoming a reporting issuer in the provinces of British Columbia, Alberta and Ontario, the Company’s shareholders approved (the “Original Shareholder Approval”) the change of name of the common shares of the Company to “Class A Subordinate Voting Shares”, the creation of the Proportionate Voting Shares and the addition of special rights and restrictions to the Subordinate Voting Shares and Proportionate Voting Shares (collectively, the “Share Alteration”). The Share Alteration was subsequently made effective on July 20, 2021.

The Share Alteration was effected to facilitate a share exchange transaction (the “VTU Contribution”) between the Company and VERSES Technologies USA, Inc. (formerly VERSES Labs Inc.) (“VTU”) which transaction was completed on July 20, 2021 to facilitate the Company’s go-public process in Canada. VTU previously owned and operated the Company’s business and following the VTU Contribution, became a wholly-owned subsidiary of the Company. The VTU Contribution was completed in accordance with the terms of a contribution agreement (the “Contribution Agreement”) made among the Company, VTU, the holders (the “VTU Shareholders”) of Class A shares (“VTU Class A Shares”) and Class B shares of VTU (“VTU Class B Shares”, together with VTU Class A Shares, the “VTU Shares”) and certain individuals who delivered shareholder consent agreements (the “Consent Parties”, together with the VTU Shareholders, the “VTU Contributors”).

Pursuant to the terms of the Contribution Agreement:

●	each Consent Party entered into a subscription agreement with VTU whereby the Consent Parties received VTU Class A Shares prior to the transfer of VTU Shares under the Contribution Agreement;

●	the VTU Contributors transferred all the issued and outstanding VTU Shares to the Company;

●	in exchange for the VTU Class A Shares, the Company issued to the VTU Contributors one Subordinate Voting Share for each VTU Class A Share held prior to the transfer of VTU Class A Shares to the Company; and

●	in exchange for the VTU Class B Shares, the Company issued to the VTU Contributors one Proportionate Voting Share for each VTU Class B Share held prior to the transfer of VTU Class B Shares to the Company.

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The VTU Contribution was completed on July 20, 2021, whereby the Company issued a total of 4,944,832 Subordinate Voting Shares and 10,000,000 Proportionate Voting Shares to the VTU Contributors. 5,000,000 Proportionate Voting Shares were issued to each of Gabriel René, Chief Executive Officer and Director of the Company and Dan Mapes, President and Director of the Company under the VTU Contribution.

Mr. René and Mr. Mapes, both founders of the VERSES business, have worked to grow VERSES, through VTU and the Company into a technology public company that trades on Cboe Canada. In 2021 and presently, the Share Alteration ensures that the business continues to operate and grow under Mr. René and Mr. Mapes’ strategic vision and guidance to provide long term value creation of the Company. Following the lead of many founder-based businesses, it was determined that Mr. René and Mr. Mapes hold Proportionate Voting Shares to help accomplish this. The Subordinate Voting Shares therefore exist for issuance to all other shareholders.

As both Mr. René and Mr. Mapes are based in the United States, the dual share class was created to minimize the proportion of outstanding voting securities of the Company held by “U.S. persons” for purposes of determining whether the Company is a “foreign private issuer” for purposes of United States securities legislation.

The Company became a reporting issuer on June 23, 2022. As a reporting issuer, the Company has completed two separate private placement transactions involving the Subordinate Voting Shares or securities convertible into Subordinate Voting Shares as follows:

1.	The Company completed three tranches of a non-brokered private placement (the “2022 Unit Financing”) of units (“2022 Units”) on August 10, August 17 and August 26, 2022 pursuant to which the Company raised gross proceeds of C$14,907,030 through the sale of 14,907,030 2022 Units at a price of C$1.00 per 2022 Unit. Each 2022 Unit was comprised of one Subordinate Voting Share and one-half of a Subordinate Voting Share purchase warrant (a “2022 Unit Warrant”). Each 2022 Unit Warrant was exercisable into one Subordinate Voting Share at a price of C$1.20 per share until August 15, 2025, subject to acceleration. The terms of the 2022 Unit Warrants are now subject to amendments whereby the exercise price of the 2022 Unit Warrants can be reduced to C$1.00 and the acceleration clause can be based on a 10-day volume-weighted average trading price of C$2.00 rather than C$2.40. For further details regarding the 2022 Unit Financing, see the Company’s news releases dated August 10, August 11, August 18, August 26 and August 29, 2022.

2.	The Company completed three tranches of a non-brokered private placement (the “2023 CD Financing”, together with the 2022 Unit Financing, the “Restricted Security Financings”) of unsecured convertible debenture units on February 28, March 21 and March 31, 2023 pursuant to which the Company raised gross proceeds of C$7,504,845.30 through the sale of convertible debentures (“Convertible Debentures”) in the principal amount of C$7,504,845.30 and 2,617,839 detachable warrants to purchase Subordinate Voting Shares (the “2023 CD Warrants”). The principal amount of the Convertible Debentures is convertible, for no additional consideration into equity securities of the Company which conversion securities will be based on a future equity financing of the Company for gross proceeds of at least C$10,000,000. For further details regarding the 2022 Unit Financing, see the Company’s news releases dated February 27, March 1, March 22 and March 31, 2023.

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Summary of the Subordinate Voting Shares and Proportionate Voting Shares

Subordinate Voting Shares

The full text of the special rights and restrictions attached to the Subordinate Voting Shares are set out as Article 27 of the current Articles of the Company and reproduced in Schedule “A” attached hereto. The below summary of the material terms of the Proportionate Voting Shares is qualified entirely by reference to Schedule “A” hereto.

Voting

Subordinate Voting Shareholders shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Voting Share shall entitle the holder thereof to one vote at each such meeting.

Alteration to Rights of Subordinate Voting Shares

So long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Voting Shares expressed by separate special resolution, alter or amend the Articles of the Company if the result of such alteration or amendment would: (a) prejudice or interfere with any right or special right attached to the Subordinate Voting Shares; or (b) affect the rights or special rights of the Subordinate Voting Shareholders or Proportionate Voting Shareholders on a per share basis as provided for by the Company’s Articles.

Dividends

The holders of Subordinate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the Board from time to time. The Board may declare no dividend payable in cash or property on the Subordinate Voting Shares unless the Board simultaneously declares a dividend payable in cash or property on the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 6.25.

The directors may declare a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, but only if the Board simultaneously declares a stock dividend payable in: (a) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share; or (b) Subordinate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 6.25.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Voting Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to the amount of such distribution per Proportionate Voting Share divided by 6.25.

Subdivision or Consolidation

The Subordinate Voting Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

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Conversion of the Shares Upon An Offer

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)	required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Subordinate Voting Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”); and

(b)	not made to the holders of Subordinate Voting Shares for consideration per Subordinate Voting Share equal to 1/6.25 of the consideration offered per Proportionate Voting Share;

each Subordinate Voting Share shall become convertible at the option of the holder thereof into Proportionate Voting Shares on the basis of 6.25 Subordinate Voting Shares for one (1) Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Share Conversion Right”). For the avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Subordinate Voting Shares in respect of which the Subordinate Share Conversion Right is exercised which is less than 6.25.

Proportionate Voting Shares

The full text of the special rights and restrictions attached to the Proportionate Voting Shares are set out as Article 28 of the current Articles of the Company and reproduced in Schedule “A” attached hereto. The below summary of the material terms of the Proportionate Voting Shares is qualified entirely by reference to Schedule “A” hereto.

Voting

The holders of Proportionate Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to provisions relating to the alteration to rights of Proportionate Voting Shares and to the creation of shares superior to Proportionate Voting Shares, each Proportionate Voting Share shall entitle the holder to 6.25 votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 6.25 and rounding the product down to the nearest whole number, at each such meeting.

Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Voting Shares expressed by separate special resolution alter or amend the Articles of the Company if the result of such alteration or amendment would: (a) prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or (b) affect the rights or special rights of the holders of Subordinate Voting Shares or Proportionate Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Proportionate Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share shall entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

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Shares Superior to Proportionate Voting Shares

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares without the consent of the holders of a majority of the Proportionate Voting Shares expressed by separate ordinary resolution.

At any meeting of holders of Proportionate Voting Shares called to consider such a separate ordinary resolution, each Proportionate Voting Share will entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share shall entitle the holder to the corresponding fraction of one (1) vote.

Dividends

The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the board of directors of the Company (the “Board”) from time to time. The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the Board simultaneously declares a dividend payable in cash or property on the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by 6.25.

The directors may declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares, but only if the Board simultaneously declares a stock dividend payable in Proportionate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 6.25.

The directors may declare a stock dividend payable in Subordinate Voting Shares on the Proportionate Voting Shares, but only if the Board simultaneously declares a stock dividend payable in Subordinate Voting Shares on the Subordinate Voting Shares, in a number of shares per Subordinate Voting Share equal to the amount of the dividend declared per Proportionate Voting Share divided by 6.25.

Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to the amount of such distribution per Subordinate Voting Share multiplied by 6.25.

Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

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Voluntary Conversion

Subject to the conversion limitation set out below, holders of Proportionate Voting Shares shall have the following rights of conversion (the “Proportionate Share Conversion Right”):

(a)	Right to Convert Proportionate Voting Shares. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Proportionate Share Conversion Right is exercised by 6.25. Fractions of Proportionate Voting Shares may be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by 6.25.

(b)	Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company shall not give effect to any voluntary conversion of Proportionate Voting Shares pursuant to its Articles or otherwise, and the Proportionate Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Voting Shares, the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares (calculated on the basis that each Subordinate Voting Share and Proportionate Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed forty percent (40%) (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”). The Board may by resolution waive this restriction for any individual transaction or increase the 40% Threshold to a number not to exceed fifty percent (50%), and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the Board in such resolution.

(c)	Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares upon exercise by such holder of the Proportionate Share Conversion Right will be subject to the 40% Threshold based on the number of Proportionate Voting Shares held by such holder as of the date of issuance of Proportionate Voting Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [A x 40% - B] x (C/D)

Where, on the Determination Date:

X = Maximum Number of Subordinate Voting Shares which may be issued upon exercise of the Proportionate Share Conversion Right.

A = Aggregate number of Subordinate Voting Shares and Proportionate Voting Shares issued and outstanding.

B = Aggregate number of Subordinate Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate Number of Proportionate Voting Shares held by such holder.

D = Aggregate Number of all Proportionate Voting Shares.

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An officer designated by the Board (or a committee thereof) shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares and Proportionate Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Proportionate Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Voting Shares, the Company will provide each holder of Proportionate Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Proportionate Share Conversion Right would result in the 40% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be pro-rated among each holder of Proportionate Voting Shares exercising the Proportionate Share Conversion Right.

Notwithstanding the provisions set out above, the Board may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Proportionate Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

Ratification Resolution

At the Meeting, Shareholders will be asked to consider and if thought advisable, to ratify the Original Shareholder Approval and the Restricted Security Financings. Such ratification will help facilitate capital raising activities involving Equity Securities.

Part 12 of National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”) and Ontario Securities Commission Rule 56-501 – Restricted Shares (“OSC Rule 56-501” and, together with Part 12 of NI 41-101, the “Restricted Share Rules”) regulate the creation and distribution of “restricted shares” (as defined in OSC Rule 56-501) and “restricted securities” (as defined in NI 41-101) by reporting issuers in Canada. The definitions of “restricted shares” and “restricted securities” include equity shares which have voting rights exercisable in all circumstances, irrespective of the number or percentage of shares owned, that are less, on a per share basis, than the voting rights attached to any other shares of an outstanding class of shares of the issuer. A “subject security” under NI 41-101 means a security that results, or would result if and when issued, in an existing class of securities being considered restricted securities. According to these definitions, the Subordinate Voting Shares are “restricted shares” (as defined in OSC Rule 56-501) and “restricted securities” (as defined in NI 41-101).

The Company intends to utilize the approval obtained for the Original Shareholder Approval and the Restricted Security Financings at the Meeting to utilize prospectus exemptions under Ontario securities laws and to file prospectuses in connection with the distribution of Subordinate Voting Shares, subject securities relating to the Subordinate Voting Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, Subordinate Voting Shares or subject securities related to Subordinate Voting Shares (collectively, “Equity Securities”), without having to obtain prior approval of the Shareholders (in accordance with the Restricted Share Rules) for each distribution of Equity Securities.

In connection with the Restricted Share Rules, at the Meeting, Shareholders will be asked to consider, and if thought advisable, to pass a special resolution as follows (the “Ratification Resolution”):

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“RESOLVED AS A SPECIAL RESOLUTION THAT:

Change of Name of Common Shares to Class A Subordinate Voting Shares

1.	The change of the authorized share structure of the Company to alter the identifying name of the Common Shares Without par value to Class A Subordinate Voting Shares without par value be and is hereby ratified and approved.

2.	The alteration of the Articles of the Company by adding Article 27 as special rights and restrictions to the Class A Subordinate Voting Shares be and is hereby ratified and approved.

3.	The alteration of the Notice of Articles of the Company to reflect the changes authorized by the foregoing resolutions and to give effect to the foregoing resolutions be and is hereby ratified and approved.

Creation of Proportionate Voting Shares

4.	The change of the authorized share structure of the Company by creating a class of unlimited Class B Proportionate Voting Shares without par value be and is hereby ratified and approved.

5.	The alteration of the Articles of the Company by adding Article 28 as special rights and restrictions to the Class B Proportionate Voting Shares be and is hereby ratified and approved.

6.	The alteration of the Notice of Articles of the Company to reflect the changes authorized by the foregoing resolutions and to give effect to the foregoing resolutions be and is hereby ratified and approved.

Restricted Security Financings

7.	The Restricted Security Financings (as defined and described in the Company’s management information circular dated June 14, 2023) be and are hereby ratified and approved.

General

8.	Each director and officer of the Company, acting alone, is authorized to do all such acts and things and to execute (whether under the seal of the Company or otherwise) and deliver all such documents as in such director’s or officer’s opinion may be necessary or desirable to complete the transactions hereby approved and authorized.”

The Ratification Resolution is intended to be equivalent to the “minority approval” as contemplated in the Restricted Share Rules. “Minority approval” means, for the purposes of the Restricted Share Rules, approval by a majority of the votes cast by holders of shares of the Company, and if required by applicable corporate law, by a majority of the votes cast by holders of a class of shares voting separately as a class, other than, in both cases, (A) “affiliates” of the issuer, or (B) “control persons” of the issuer, as those terms are defined in the Restricted Share Rules.

Mr. René and Mr. Mapes, each directly control 5,000,000 Proportionate Voting Shares and 25,001 Subordinate Voting Shares or approximately 24.83% of the total voting power of the Company on a non-diluted basis. For additional information, please see “Voting Securities and Principal Holders Thereof” above. Accordingly, any votes cast in respect of Mr. René and Mr. Mapes’ Subordinate Voting Shares will be excluded from determining whether minority approval has been obtained. In addition, because (i) a separate class vote is not required under applicable corporate law and (ii) all of the outstanding Proportionate Voting Shares are held by Mr. René and Mr. Mapes’, a separate class vote of Proportionate Voting Shares will not be required for the approval of the Ratification Resolution.

Therefore, in order to be effective, the Ratification Resolution must be approved by the affirmative vote of at least two-thirds (66 2/3%) of the votes cast by holders of Subordinate Voting Shares, excluding votes cast by Mr. René and Mr. Mapes.

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Management recommends that Shareholders vote FOR the Ratification Resolution.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

AUDITOR

The auditor of the Company is Smythe LLP at its offices of 1700-475 Howe St, Vancouver, BC V6C 2B3. Smythe LLP was appointed as the Company’s auditor on February 15, 2023.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiaries.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Special Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com, including additional financial information, which is provided in the Company’s audited annual consolidated financial statements and management discussion & analysis for its most recently completed financial year. Shareholders may contact the Company at any time to receive a copy of the Company’s audited annual consolidated financial statements and management discussion & analysis for its most recently completed financial year. Any such request should be made to the Chief Financial Officer and Secretary of the Company, 205-810 Quayside Drive, New Westminster, BC V3M 6B9 or kevin.w@verses.io.

BOARD APPROVAL

The contents and mailing to Shareholders of this Circular have been approved by the Board.

No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.

BY BEHALF OF THE BOARD OF DIRECTORS

(Signed) “Gabriel René”
Gabriel René
Chief Executive Officer and Director

SCHEDULE “A”

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SUBORDINATE VOTING SHARES AND PROPORTIONATE VOTING SHARES

(See attached)

Schedule “A”

ARTICLE 27 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SUBORDINATE SHARES

27.1	Voting

The holders of Class A subordinate voting shares (“Subordinate Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Share shall entitle the holder thereof to one vote at each such meeting.

27.2	Alteration to Rights of Subordinate Shares

So long as any Subordinate Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Subordinate Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Shares or Class B proportionate voting shares (“Proportionate Shares”) on a per share basis as provided for herein.

27.3	Dividends

The holders of Subordinate Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the directors from time to time. The directors may declare no dividend payable in cash or property on the Subordinate Shares unless the directors simultaneously declare a dividend payable in cash or property on the Proportionate Shares, in an amount per Proportionate Share equal to the amount of the dividend declared per Subordinate Share, multiplied by 6.25.

The directors may declare a stock dividend payable in Subordinate Shares on the Subordinate Shares, but only if the directors simultaneously declare a stock dividend payable in:

(a)	Proportionate Shares on the Proportionate Shares, in a number of shares per Proportionate Share equal to the amount of the dividend declared per Subordinate Share; or

(b)	Subordinate Shares on the Proportionate Shares, in a number of shares per Proportionate Share equal to the amount of the dividend declared per Subordinate Share, multiplied by 6.25.

27.4	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Shares shall be entitled to participate pari passu with the holders of Proportionate Shares, with the amount of such distribution per Subordinate Share equal to the amount of such distribution per Proportionate Share divided by 6.25.

27.5	Subdivision or Consolidation

The Subordinate Shares shall not be consolidated or subdivided unless the Proportionate Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

27.6	Conversion of the Shares Upon An Offer

In the event that an offer is made to purchase Proportionate Shares, and such offer is:

(a)	required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Shares; or (ii) the Subordinate Shares which may be obtained upon conversion of the Proportionate Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”); and

(b)	not made to the holders of Subordinate Shares for consideration per Subordinate Share equal to 1/6.25 of the consideration offered per Proportionate Share;

each Subordinate Share shall become convertible at the option of the holder into Proportionate Shares on the basis of 6.25 Subordinate Shares for one (1) Proportionate Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Subordinate Share Conversion Right”). For avoidance of doubt, fractions of Proportionate Shares may be issued in respect of any amount of Subordinate Shares in respect of which the Subordinate Share Conversion Right is exercised which is less than 6.25.

The Subordinate Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Shares acquired upon conversion under such Offer, and for no other reason. If the Subordinate Share Conversion Right is exercised, the Company shall procure that the transfer agent for the Subordinate Shares shall deposit under such Offer the Proportionate Shares acquired upon conversion, on behalf of the holder.

To exercise the Subordinate Share Conversion Right, a holder of Subordinate Shares or his or her attorney, duly authorized in writing, shall:

(i)	give written notice of exercise of the Subordinate Share Conversion Right to the transfer agent for the Subordinate Shares, and of the number of Subordinate Shares in respect of which the Subordinate Share Conversion Right is being exercised;

(ii)	deliver to the transfer agent for the Subordinate Shares any share certificate or certificates representing the Subordinate Shares in respect of which the Subordinate Share Conversion Right is being exercised; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No certificates representing Proportionate Shares acquired upon exercise of the Subordinate Share Conversion Right will be delivered to the holders of Subordinate Shares. If Proportionate Shares issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such Proportionate Shares, such Proportionate Shares and any fractions thereof issued shall automatically, without further action on the part of the holder thereof, be reconverted into Subordinate Shares on the basis of one (1) Proportionate Share for 6.25 Subordinate Shares, and the Company will procure that the transfer agent for the Subordinate Shares shall send to such holder a direct registration statement, certificate or certificates representing the Subordinate Shares acquired upon such reconversion. If the offeror under such Offer takes up and pays for the Proportionate Shares acquired upon exercise of the Subordinate Share Conversion Right, the Company shall procure that the transfer agent for the Subordinate Shares shall deliver to the holders of such Proportionate Shares the consideration paid for such Proportionate Shares by such Offeror.

ARTICLE 28 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO PROPORTIONATE SHARES

28.1	Voting

The holders of Proportionate Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 28.2 and 28.3, each Proportionate Share shall entitle the holder to 6.25 votes and each fraction of a Proportionate Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 6.25 and rounding the product down to the nearest whole number, at each such meeting.

28.2	Alteration to Rights of Proportionate Shares

So long as any Proportionate Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Proportionate Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Shares or Proportionate Shares on a per share basis as provided for herein.

At any meeting of holders of Proportionate Shares called to consider such a separate special resolution, each Proportionate Share shall entitle the holder to one (1) vote and each fraction of a Proportionate Share will entitle the holder to the corresponding fraction of one (1) vote.

28.3	Shares Superior to Proportionate Shares

(a)	The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Shares without the consent of the holders of a majority of the Proportionate Shares expressed by separate ordinary resolution.

(b)	At any meeting of holders of Proportionate Shares called to consider such a separate ordinary resolution, each Proportionate Share will entitle the holder to one (1) vote and each fraction of a Proportionate Share shall entitle the holder to the corresponding fraction of one (1) vote.

28.4	Dividends

(a)	The holders of Proportionate Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time. The directors may declare no dividend payable in cash or property on the Proportionate Shares unless the directors simultaneously declare a dividend payable in cash or property on the Subordinate Shares, in an amount equal to the amount of the dividend declared per Proportionate Share divided by 6.25.

(b)	The directors may declare a stock dividend payable in Proportionate Shares on the Proportionate Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Proportionate Shares on the Subordinate Shares, in a number of shares per Subordinate Share equal to the amount of the dividend declared per Proportionate Share divided by 6.25.

(c)	The directors may declare a stock dividend payable in Subordinate Shares on the Proportionate Shares, but only if the directors simultaneously declare a stock dividend payable in: (i) Subordinate Shares on the Subordinate Shares, in a number of shares per Subordinate Share equal to the amount of the dividend declared per Proportionate Share divided by 6.25.

(d)	Holders of fractional Proportionate Shares shall be entitled to receive any dividend declared on the Proportionate Shares, in an amount equal to the dividend per Proportionate Share multiplied by the fraction thereof held by such holder.

28.5	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Shares shall be entitled to participate pari passu with the holders of Subordinate Shares, with the amount of such distribution per Proportionate Shares equal to each of: (i) the amount of such distribution per Subordinate Share multiplied by 6.25.

28.6	Subdivision or Consolidation

The Proportionate Shares shall not be consolidated or subdivided unless the Subordinate Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

28.7	Voluntary Conversion

Subject to the Conversion Limitation set forth in this Article 28.7, holders of Proportionate Shares shall have the following rights of conversion (the “Share Conversion Right”):

(a)	Right to Convert Proportionate Shares. Each Proportionate Share shall be convertible at the option of the holder into such number of Subordinate Shares as is determined by multiplying the number of Proportionate Shares in respect of which the Share Conversion Right is exercised by 6.25. Fractions of Proportionate Shares may be converted into such number of Subordinate Shares as is determined by multiplying the fraction by 6.25.

(b)	Conversion Limitation. Unless already appointed, upon receipt of a Conversion Notice (as defined below), the directors (or a committee thereof) shall designate an officer of the Company who shall determine whether the Conversion Limitation set forth in this Article shall apply to the conversion referred to therein (the “Conversion Limitation Officer”).

(c)	Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company shall not give effect to any voluntary conversion of Proportionate Shares pursuant to this Article 28.7 or otherwise, and the Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Shares, the aggregate number of Subordinate Shares and Proportionate Shares (calculated on the basis that each Subordinate Share and Proportionate Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed forty percent (40%) (the “40% Threshold”) of the aggregate number of Subordinate Shares and Proportionate Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”). The directors may by resolution waive this restriction for any individual transaction or increase the 40% Threshold to a number not to exceed fifty percent (50%), and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the directors in such resolution.

(d)	Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Shares issuable to a holder of Proportionate Shares upon exercise by such holder of the Share Conversion Right will be subject to the 40% Threshold based on the number of Proportionate Shares held by such holder as of the date of issuance of Proportionate Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [A x 40% - B] x (C/D)

Where, on the Determination Date:

X = Maximum Number of Subordinate Shares which may be issued upon exercise of the Share Conversion Right.

A = Aggregate number of Subordinate Shares and Proportionate Shares issued and outstanding.

B = Aggregate number of Subordinate Shares and Proportionate Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate Number of Proportionate Shares held by such holder.

D = Aggregate Number of All Proportionate Shares.

The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Shares and Proportionate Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Shares which may be issued upon exercise of the Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Shares, the Company will provide each holder of Proportionate Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Shares on exercise of the Share Conversion Right would result in the 40% Threshold being exceeded, the number of Subordinate Shares to be issued will be pro-rated among each holder of Proportionate Shares exercising the Share Conversion Right.

Notwithstanding the provisions of Articles 28.7(d) and e), the directors may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

(e)	Disputes.

(i)	Any holder of Proportionate Shares who beneficially owns more than 5% of the issued and outstanding Proportionate Shares may submit a written dispute as to the calculation of the 40% Threshold or the FPI Restriction by the Conversion Limitation Officer to the directors with the basis for the disputed calculations. The Company shall respond to the holder within 5 (five) business days of receipt of the notice of such dispute with a written calculation of the 40% Threshold or the FPI Restriction, as applicable. If the holder and the Company are unable to agree upon such calculation of the 40% Threshold or the FPI Restriction, as applicable, within 5 (five) business days of such response, then the Company and the holder shall, within 1 (one) business day thereafter submit the disputed calculation of the 40% Threshold or the FPI Restriction to the Company’s independent auditor. The Company, at the Company’s expense, shall cause the auditor to perform the calculations in dispute and notify the Company and the holder of the results no later than 5 (five) business days from the time it receives the disputed calculations. The auditor’s calculations shall be final and binding on all parties, absent demonstrable error.

(ii)	In the event of a dispute as to the number of Subordinate Shares issuable to a holder of Proportionate Shares in connection with a voluntary conversion of Proportionate Shares, the Company shall issue to the holder of Proportionate Shares the number of Subordinate Shares not in dispute, and resolve such dispute in accordance with Article 28.7(f)(i).

(f)	Mechanics of Conversion. Before any holder of Proportionate Shares shall be entitled to voluntarily convert Proportionate Shares into Subordinate Shares in accordance with Articles 28.7(a) or (b), the holder shall surrender the certificate or certificates representing the Proportionate Shares to be converted at the head office of the Company, or the office of any transfer agent for the Proportionate Shares, and shall give written notice to the Company at its head office of his or her election to convert such Proportionate Shares and shall state therein the name or names in which the certificate or certificates representing the Subordinate Shares are to be issued (a “Conversion Notice”). The Company shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his or her nominee, a certificate or certificates or direct registration statement representing the number of Subordinate Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Proportionate Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Subordinate Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Subordinate Shares as of such date.